AH 4/11/03



03054448

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECD S.E.C.
APR 1 2003

SEC FILE NUMBER
8-48899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DN Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
77 West Wacker Drive
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Dancewicz (312) 332-7979
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John E. Dancewicz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DN Partners, LLC as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:



John E. Dancewicz
Managing Member of DN Partners, LLC


"OFFICIAL SEAL"
Jennifer R. Cruz
Notary Public, State of Illinois
My Commission Expires Oct. 07, 2006



Notary Public


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2003

DN PARTNERS, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2002

*

DN PARTNERS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Members
DN Partners, LLC

We have audited the accompanying statement of financial condition of DN Partners, LLC as of December 31, 2001, and the related statements of income, changes in members equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DN Partners, LLC as of December 31, 2001, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
March 8, 2002

EXHIBIT A

DN PARTNERS, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$	417,299
Accounts receivable		42,375
Other Assets		7,466
Total Assets	$	467,140

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	17,500
Commitments and contingent liabilities (Note 5)		
Members' capital		449,640
Total Liabilities and Members' Capital	$	467,140

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

DN PARTNERS, LLC

Statement of Income
for the Year ended December 31, 2002

Revenues		
Management advisory fees		$ 2,370,252
Interest income		10,109
Other income		64,314
Total Revenues		$ 2,444,675
Expenses		
Compensation and benefits	$ 304,427	
Commissions and finders fees	487,446	
Rent and occupancy	151,728	
Professional fees	61,186	
Management fees	120,000	
Travel and entertainment	127,124	
Communications	34,840	
General and administrative	84,200	
Total Expenses		$ 1,370,951
Net Income		$ 1,073,724

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DN PARTNERS, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2002

Members' equity, beginning of year	$	582,674
Net income for the year ended December 31, 2002		1,073,724
Members' withdrawals		(1,206,758)
Members' equity, end of year	$	449,640

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

DN PARTNERS, LLC

Statement of Cash Flows
for the Year ended December 31, 2002

Cash provided by (applied to) operating activities		
Net income	$	1,073,724
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,680
Changes in operating assets and liabilities		
Accounts receivable		76,068
Other assets		(4,166)
Accounts payable and accrued expenses		(28,871)
Net cash provided by operating activities	$	1,119,435
Cash provided by (applied to) investing activities		
Acquisition of equipment	$	(2,680)
Net cash applied to investing activities	$	(2,680)
Cash provided by (applied to) financing activities		
Distributions to members	$	(1,206,758)
Net cash applied to financing activities	$	(1,206,758)
Net decrease in cash	$	(90,003)
Cash and cash equivalents at January 1, 2002		507,302
Cash and cash equivalents at December 31, 2002	$	417,299
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

DN PARTNERS, LLC

Notes to Financial Statements
December 31, 2002

NOTE 1 - ORGANIZATION

DN Partners, LLC ("the Company") is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company, an Illinois Limited Liability Corporation, is a merger and acquisitions advisory firm that engages in buying and selling companies and provides private placement of private securities.

NOTE 2 - SUMMARY OF SIGNIFICANT POLICIES

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2002, the Company had net capital, as defined, of $399,799 which was $394,799 in excess of its required net capital.

DN PARTNERS, LLC

Notes to Financial Statements (Concluded)
December 31, 2002

NOTE 4 - RELATED PARTY TRANSACTIONS

In 2002, the Company paid $120,000 to DN Management Services Corporation, an affiliated company, for administrative and support services.

The Company provides office space and facilities to DN Management Services Corporation and DN Partners, LP.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had a lease for its office premises which expired in August 2001. The Company is negotiating an extension of the lease until September 30, 2004. Pending the completion of negotiations the Company occupies the premises on a month to month basis with a base rent of $10,000 per month. Rent expense under operating leases for the year ended December 31, 2002 was $138,661 and is included in rent and occupancy expense.

There are no contingent liabilities at December 31, 2002.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

From time to time the Company maintains bank accounts with balances in excess of federally insured limits.

DN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer DN Partners, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 449,640	3480
2. Deduct: Ownership equity not allowable for net capital						3490
3. Total ownership equity qualified for net capital					449,640	3500
4. Add						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 449,640	3530
6. Deductions and/or charges						
A. Total non-allowable assets from:						
Statement of Financial Condition (Notes B and C)			$ 49,841	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of Items		3450				
C. Aged short security differences - less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities proprietary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					49,841	3620
7. Other additions and/or allowable credits (list)						3630
8. Net capital before haircuts on securities positions					399,799	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants				3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (list)				3736		3740
10. Net Capital					399,799	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer DN Partners, LLC as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)			$ 1,167	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 394,799	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			456,294	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Code	Amount	Code
16. Total A.I. Liabilities from Statement of Financial Condition			46,371	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent is paid or credited		3810		
C. Other unrecorded amounts (List)		3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness			46,371	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			12%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)			12%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

Item	Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if altemative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

<u>DN PARTNERS, LLC</u>

Reconciliation of Computation of Net Capital
December 31, 2002

There were no material differences between the audited and unaudited computation of net capital under Rule 15c3-1.

DN PARTNERS, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2002

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
DN Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of DN Partners, LLC (the"Company") for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
DN Partners, LLC
Chicago, Illinois
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclott & Associates, LLC

Chicago, Illinois
February 18, 2003